May 21, 2015

Brandon Hill

Attorney Advisor

Celeste M. Murphy

Legal Branch Chief

Larry Spirgel

Assistant Director

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: Fortuneswell Corporation

Amendment to Registration Statement on Form S-1

Filed February 13, 2015

File No. 333-202072

Dear Mr. Hill,

The following is the company’s response to your comment letter dated March 6, 2015.

Prospectus Coverpage

1.

We note your disclosure that your sole officer and director, Barry Underhill, plans to act as your “non-exclusive” sales agent and best efforts underwriter for this offering. However, on page 19, you disclose that Underhill Securities Corp. will act as your “non- exclusive” sales agent and best efforts underwriter for this offering.

•

Please reconcile this disclosure;

•

Please provide a brief description of your intention to engage other “sales agents” in connection with this offering; and

•

Please discuss Mr. Underhill’s affiliation with Underhill Securities Corp.

Typo regarding Underhill Securities corrected.  Changed to exclusive sales agent.

2.

Please note that the prospectus cover page should not exceed one page.  Refer to Item 501(b) of Regulation S-K.

Revised to limit to 1 page.

3.

We note your disclosure that the amount of deposited funds available for distribution from the trust will exclude the 8% sales agent fee payable to Underhill Securities Corp. However, pursuant to Rule 419(b)(i), no deductions “may be made for underwriting commission, underwriting expenses or dealer allowances payable to an affiliate of the registrant.” Please provide us with your analysis of Underhill Securities Corp.’s relationship with Mr. Underhill and the registrant.

Underhill sales agent typo removed.

Summary Information and Risk Factors, page 6

4.

We note your disclosure on the Coverpage that the trust funds will be placed in a trust account at Wells Fargo. However, here you state that Underhill Securities Corp. is acting as Trustee for this account. Please tell us whether you intend to deposit the trust funds pursuant to Rule 419(b)(i)(A) or Rule 419(b)(i)(B).

Revised to reflect Monarch Bay Securities, LLC as trustee under Rule 419(b)(i)(B).

5.

We note your disclosure in the second paragraph that the deposited securities may not be traded or transferred. However, Rule 419(b)(3)(ii) provides specific exceptions where deposited securities may be transferred. Please reconcile.

Revised to note “except as disclosed herein.”

The Company, page 7

Business Overview, page 7

6.

We note your disclosure that Mr. Underhill is “bound thereby by Rule 419 as it relates to sales of his shares.” Please provide a brief description of the limitations on sales by Mr. Underhill imposed by Rule 419.

Typo revised as Mr. Underhill is not selling his shares under this registration and thus is not bound by Rule 419 as it relates to their sale.

7.

Please revise the par value of Mr. Underhill’s shares. According to your Articles of Incorporation, the par value of your common stock is $0.001.

Revised to $0.001.

Risk Factors, page 11

Mr. Underhill may not pay all expenses of the offering…, page 12

8.

We note your reference to the company’s business plan in this risk factor. Given that this is a blank check offering, please delete this reference to a business plan or explain what you mean by this term.

Revised to clarify blank check purpose.

The Shares eligible for future sale may increase the supply of shares…, page 15

9.

This risk factor appears to only address the shares held by Mr. Underhill, but does not address the other 63 million of authorized but unissued shares that the company will have available after this offering. Please revise to address the risks posed by these authorized but unissued shares.

Revised to included authorized but unissued shares.

Plan of Distribution, page 19

10.

Please file a copy of your Subscription Agreement pursuant to Item 601(b)(10).

Subscription agreement filed as exhibit.

 Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 25

Acquisition of Opportunities, page 28

11.

We note your disclosure that Mr. Underhill may actively negotiate for the acquisition of his shares in connection a proposed transaction. Please clarify whether there are any limitations on Mr. Underhill’s ability to consider his own interests while seeking or negotiating a proposed transaction. Please include appropriate risk factor disclosure regarding this potential conflict of interests.

Revised to note lack of limitation on Mr. Underhill’s ability to sell and risk factor added.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 29

12.

We note your disclosure that Sam Kan & Company is your independent accountant, but we note that MaloneBailey issued an audit report in connection with this offering. Please reconcile.

Sam Kan listed in error. Typo removed and corrected.

Background of Directors, Executive Officers, Promoter and Control Persons, page 30

13.

Please revise Mr. Underhill’s biography to describe his business experience during the past five years pursuant to Item 401(e)(1) of Regulation S-K. In addition, please disclose any other directorships held during the past five years in a public company.

Additional disclosure regarding directorships added.

14.

Please disclose whether Mr. Underhill has been involved in any of the legal proceedings listed in Item 401(f) of Regulation S-K during the past ten years.

None.

Exhibits

15.

Please file all exhibits listed in your exhibit index. We note that your Subscription Agreement, Sales Agent Agreement and Oral Agreement Summary are listed as exhibits but have not yet been filed. Moreover, each exhibit should be filed under its own sequential exhibit number (e.g., 99.1, 99.2, 99.3 etc.).

Reference to sales agent agreement removed. Other exhibits filed.

Exhibit 5.1

16.

Please revise the par value in the first paragraph.

Par value revised to $0.001.

17.

Counsel must opine on the corporate law of the jurisdiction of incorporation of the registrant and may not exclude that state’s securities laws, rules and regulations. Please revise to remove these limitations from your opinion.

Limitation removed.

Sincerely,

/s/ Barry Underhill

Barry Underhill

President

Fortuneswell Corporation